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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)*

                     BIODELIVERY SCIENCES INTERNATIONAL, INC


         ---------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    09060J106
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                  June 25, 2002
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP Number 09060J106
Page 2 of 5

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Reporting Person

              Pharmaceutical Product Development, Inc.
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

              North Carolina
------------------------------------------------------------------------------
                     5.  Sole Voting Power

     Number of              690,000
      Shares       -----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
     Owned by               0
                   -----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting               690,000
      Person       -----------------------------------------------------------
                     8.   Shared Dispositive Power

       With:                0
------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

              690,000
------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

                              X
------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

              9.9%
------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

              CO
------------------------------------------------------------------------------

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CUSIP Number 09060J106
Page 3 of 5

Item 1(a).     Name of Issuer

               BioDelivery Sciences International, Inc. (the "Issuer")

Item 1(b).     Address of the Issuer's Principal Executive Office

               University of Medicine and Dentistry New Jersey Medical School Administrative Building 4
               185 South Orange Avenue
               Newark, New Jersey 07103

Item 2(a).     Name of Person Filing

               Pharmaceutical Product Development, Inc. ("PPD")

Item 2(b).     Address of the Filing Person's Principal Business Office:

               The address of the principal business office of PPD is:

               3151 South 17/th/ Street
               Wilmington, North Carolina 28412

Item 2(c).     Place of Organization

               North Carolina

Item 2(d).     Title of Class of Securities

               Common Stock

Item 2(e).     Cusip Number

               09060J106

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

               Not Applicable

Item 4.   Ownership

          (a) Amount Beneficially Owned: See Row (9) on Page 2. Reported share ownership on this Schedule 13G represents amounts beneficially owned by the Reporting Person as of June 25, 2002, the date on which the Reporting Person acquired 690,000 units of the Issuer's securities in connection with the Issuer's public offering. Each unit consists of one share of the Issuer's common stock and one Class A warrant to purchase one share of the Issuer's common stock. As of the date of the filing of this Schedule 13G, the Reporting Person disclaims beneficial ownership of the common stock issuable upon exercise of the Class A warrants

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CUSIP Number 09060J106
Page 4 of 5

               held by the Reporting Person because such warrants are not exercisable until June 24, 2003.

          (b) Percent of Class: See Row (11) on Page 2. As of June 25, 2002, the Reporting Person beneficially owned in the aggregate approximately 9.9% of the Issuer's common stock based on 7,000,862 shares outstanding on that date as reported in the Issuer's final prospectus dated June 24, 2002 covering the sale of the units.

          (c) Sole Power vs. Shared Power to Vote and Dispose of Shares: See Rows (5)-(8) on Page 2.


Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8.   Identification and Classification of Members of the Group

               Not Applicable

Item 9.   Notice of Dissolution of Group

               Not Applicable

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CUSIP Number 09060J106
Page 5 of 5

Item 10.  Certification

          By signing below, the undersigned hereby certifies that, to the best of its knowledge and belief, the securities reported herein were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

               Dated:   July 9, 2002



                                    Pharmaceutical Product Development, Inc.



                                    By:   /s/ Fred B. Davenport, Jr. ___  (SEAL)
                                        ----------------------------------

                                    Name: Fred B. Davenport, Jr.

                                    Title: President